August 28, 2008

Mail Stop 6010

Justin J. O'Neill
Opnext, Inc.
Senior Vice President and General Counsel
1 Christopher Way
Eatontown, New Jersey 07724

       Re: **Opnext, Inc.**
              Registration Statement on Form S-4
              Filed August 7, 2008
              File No. 333-152867

Dear Mr. O'Neill:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Structure of the Merger, page 49</u>

1.   Please disclose the purpose and effect of structuring the merger through the "two-step process" described in your disclosure.

<u>StrataLight Support Agreement, page 66</u>

2.   From your disclosure on page 7 and here, it appears that the number of StrataLight stockholders who have already agreed to vote in favor of approval and adoption of the merger agreement is sufficient to guarantee approval of that transaction. We also note that the percentages of capital stock held by the holders who have so agreed, as disclosed on page 7, appears to be greater than the

percentages of capital stock held by StrataLight's management and its significant stockholders, as disclosed on page 97. Please tell us, with a view toward disclosure, which StrataLight stockholders have already agreed to vote their shares in favor of the transaction and the number and percentage of common and/or preferred shares they hold. If the stockholders who have so agreed include non-management and holders who do not own a significant percentage of StrataLight's outstanding capital stock, your response should also address how obtaining the agreement of such parties prior to filing this registration statement is consistent with Section 5 of the Securities Act. Refer to Section VIII.A.9 of the Current Issues and Rulemaking Projects Outline (November 14, 2000), available on our website.

Where You Can Find More Information, page 161

3.   We note that you have elected to incorporate by reference documents that are filed after the date of the proxy statement/prospectus to the date of the annual meeting. Please demonstrate to us that you meet all the eligibility requirements to incorporate by reference in that manner. In this regard, we note that it appears your Form 10-Q for the period ended December 31, 2007 was not timely filed.

4.   Please update your list of Exchange Act filings that you have incorporated by reference to include the Form 10-Q you filed on August 7, 2008 for the period ended June 30, 2008, or revise to include your updated financial statements and related disclosures.

Financial Statements of StrataLight Communications, Inc., page F-1

5.   Please update the financial statements of StrataLight in accordance with Rule 3-12 of Regulation S-X.

Item 22. Undertakings, page II-2

6.   Please clarify your reference in the fourth paragraph regarding expenses to be paid by "A&P."

* * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Justin J. O'Neill
Opnext, Inc.
August 28, 2008
Page 4

       Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

                                                   Sincerely,

                                                   Peggy Fisher
                                                   Assistant Director

cc (via fax): David S. Allinson, Esq.—Latham & Watkins, LLP